

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

August 28, 2015

Kendall Larsen
Chief Executive Officer
VirnetX Holding Corporation
308 Dorla Court, Suite 206
Zephyr Cove, NV 89448

> **Re: VirnetX Holding Corporation**
> **Registration Statement on Form S-3**
> **Filed August 21, 2015**
> **File No. 333-206497**

Dear Mr. Larsen:

This is to advise you that we have not reviewed and will not review your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the

fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the registered securities.

You may contact Matthew Crispino, Staff Attorney, at (202) 551-3456 with any questions.

Sincerely,

/s/ Barbara C. Jacobs for

Mark P. Shuman
Branch Chief – Legal
Office of Information Technologies
and Services

cc: Bradley L. Finkelstein
       Wilson Sonsini Goodrich & Rosati